Exhibit 5.1

ADVOCATEN • NOTARISSEN • BELASTINGADVISEURS
P.O. Box 7113 1007 JC Amsterdam Strawinskylaan 1999 1077 XV Amsterdam T +31 20 71 71 000 F +31 20 71 71 111	Amsterdam, October 17, 2014 ProQR Therapeutics N.V. (the “Company”) Darwinweg 24 2333 CR Leiden The Netherlands

Ladies and Gentlemen:

Exhibit 5.1 opinion letter

We have acted as your legal counsel as to Netherlands law, and are rendering this opinion letter to you, in connection with your filing of a registration statement on Form S-8 (the “Registration Statement”) pursuant to the United States Securities Act of 1933, as amended, relating to an aggregate of 3,678,122 ordinary shares in registered form in the capital of the Company with a nominal value of EUR 0.04 each (the “Option Shares”).

This opinion letter is addressed solely to you. This opinion letter is strictly limited to the matters stated in it and may not be read as extending by implication to any matters not specifically referred to in it. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any document.

In rendering the opinions expressed in this opinion letter, we have exclusively reviewed and relied upon the following documents:

(i)	a pdf copy of the deed of incorporation (akte van oprichting) of the Company, dated 21 February 2012;

(ii)	a pdf copy of the continuous text of the articles of association of the Company as they read after the execution of a deed of conversion and amendment to the articles of association of the Company, dated 23 September 2014 (the “Articles of Association”);

(iii)	the form of the Company’s Stock Option Plan as attached as an exhibit to the registration statement on Form F-1 filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on 17 September 2014 in connection with the Offer (the “Stock Option Plan”);

This communication is confidential and may be subject to professional privilege. All legal relationships are subject to NautaDutilh N.V.’s general terms and conditions (see www.nautadutilh.com/terms), which apply mutatis mutandis to our relationship with third parties relying on statements of NautaDutilh N.V., include a limitation of liability clause, have been filed with the Rotterdam District Court and will be provided free of charge upon request. NautaDutilh N.V.; corporate seat Rotterdam; trade register no. 24338323.

(iv)	a draft of the Registration Statement;

(v)	the form of a deed of issue of Option Shares with reference number 82039122 M 12913864 (the “Deed of Issue”); and

(vi)	a pdf copy of an extract from the Commercial Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) relating to the Company, dated the date of this opinion letter (the “Extract”).

This opinion letter sets out our opinion on certain matters of the laws with general applicability of the Netherlands, and, insofar as they are directly applicable in the Netherlands, of the European Union, as at today’s date and as presently interpreted under published authoritative case law of the Netherlands courts, the General Court and the Court of Justice of the European Union. We do not express any opinion on Netherlands or European competition law, regulatory law or tax law. No undertaking is assumed on our part to revise, update or amend this opinion letter in connection with or to notify or inform you of, any developments and/or changes of Netherlands law subsequent to today’s date.

The opinions expressed in this opinion letter are to be construed and interpreted in accordance with Netherlands law. Our willingness to render this opinion letter is based on the condition that you accept and agree that (i) the competent courts at Amsterdam, the Netherlands have exclusive jurisdiction to settle any issues of interpretation or liability arising out of or in connection with this opinion letter, (ii) all matters related to the legal relationship between yourself and NautaDutilh N.V. and all individuals associated with NautaDutilh N.V., including the above submission to jurisdiction, are governed by Netherlands law and the general terms and conditions of NautaDutilh N.V., (iii) any liability arising out of or in connection with this opinion letter shall be limited to the amount which is paid out under the insurance policy of NautaDutilh N.V. in the matter concerned and (iv) no person other than NautaDutilh N.V. may be held liable in connection with this opinion letter.

In this opinion letter, legal concepts are expressed in English terms. The Netherlands legal concepts concerned may not be identical in meaning to the concepts described by the English terms as they exist under the law of other jurisdictions. In the event of a conflict or inconsistency, the relevant expression shall be deemed to refer only to the Netherlands legal concepts described by the English terms.

For the purposes of this opinion letter, we have assumed that:

a.	forms of documents reviewed by us shall be in conformity with the adopted or executed originals, each copy of a document conforms to the original and each original is authentic;

b.	the Registration Statement shall be filed with the SEC and shall become effective in the form reviewed by us;

c.	the Stock Option Plan is and shall remain effective upon each granting of rights to subscribe for Option Shares (collectively, the “Options” and each, an “Option”) and upon each issue of Option Shares pursuant to the exercise of such Options;

d.	(i) the Options have been or shall be validly granted by the corporate body authorized to do so, (ii) the Options have been or shall be validly granted and accepted in accordance with the terms and conditions stipulated by or pursuant to the Stock Option Plan, (iii) to the extent relevant, any pre-emption rights in respect of the granting of Options have been or shall be validly excluded by the corporate body authorized to do so, (iv) upon each issue of Option Shares, the relevant Option to subscribe for such Option Shares has been validly exercised in accordance with the terms and conditions stipulated by or pursuant to the Stock Option Plan and (v) all resolutions adopted by the relevant corporate body or corporate bodies of the Company in connection with the granting of the Options (including the exclusion of any pre-emption rights) and the issue of the Option Shares are and shall remain valid;

e.	(i) the internal rules of the Company’s management board (conditionally) adopted on 28 August 2014 are its internal rules that will be in force upon each granting of Options and upon each issue of Option Shares, (ii) the internal rules of the Company’s supervisory board and its committees (conditionally) adopted by the Company’s supervisory board on 28 August 2014 are its internal rules that will be in force upon each granting of Options and upon each issue of Option Shares and (iii) the Articles of Association are the articles of association of the Company that will be in force upon each granting of Options and upon each issue of Option Shares;

f.	the authorized share capital of the Company will allow for each granting of

Options and each issue of Option Shares;

g.	the Company has not, and upon each granting of Options and upon each issue of Option Shares, will not have (i) been dissolved (ontbonden), (ii) ceased to exist pursuant to a merger (fusie) or a division (splitsing), (iii) been converted (omgezet) into another legal form, either national or foreign, (iv) had its assets placed under administration (onder bewind gesteld), (v) been declared bankrupt (failliet verklaard) or granted a suspension of payments (surseance van betaling verleend) or (vi) been made subject to similar proceedings in any jurisdiction or otherwise been limited in its power to dispose of its assets;

h.	the factual statements made and the confirmations given in the Deed of Issue are and shall be complete and correct upon each issue of Option Shares;

i.	upon each granting of Options and upon each granting of Option Shares, no works council (ondernemingsraad) will have been established or will be in the process of being established with respect to the Company’s business;

j.	(i) all parties to each Deed of Issue will have the corporate power to execute such deed, (ii) all parties to each Deed of Issue will take all corporate action required to execute such deed, to issue the relevant Option Shares and to exclude any pre-emption rights in connection therewith and (iii) all parties to each Deed of Issue will be validly represented by the persons signing such deed on their behalf; and

k.	none of the opinions stated in this opinion letter will be affected by any foreign law.

Based upon and subject to the foregoing and subject to the qualifications set forth in this opinion letter and to any matters, documents or events not disclosed to us, we express the following opinions:

1.	The Company is validly existing as a naamloze vennootschap.

2.	The Option Shares, when issued pursuant to a Deed of Issue, validly signed on behalf of all parties thereto and paid for in accordance with such Deed of Issue, will be validly issued, fully paid and non-assessable.

The opinions expressed above are subject to the following qualifications:

A.	The information contained in the Extract does not constitute conclusive evidence of the facts reflected in it.

B.	Pursuant to Article 2:7 of the Dutch Civil Code, any transaction entered into by a legal entity may be nullified by the legal entity itself or its liquidator in bankruptcy proceedings (curator) if the objects of that entity were transgressed by the transaction and the other party to the transaction knew or should have known this without independent investigation (wist of zonder eigen onderzoek moest weten). The Netherlands Supreme Court (Hoge Raad der Nederlanden) has ruled that in determining whether the objects of a legal entity are transgressed, not only the description of the objects in that legal entity’s articles of association (statuten) is decisive, but all (relevant) circumstances must be taken into account, in particular whether the interests of the legal entity were served by the transaction. Based on the objects clause contained in the Articles of Association, we have no reason to believe that by entering into a Deed of Issue the Company would transgress the description of the objects contained in its Articles of Association. However, we cannot assess whether there are other relevant circumstances that must be taken into account, in particular whether the interests of the Company are served by entering into a Deed of Issue since this is a matter of fact.

C.	Pursuant to Article 2:98c of the Dutch Civil Code, a naamloze vennootschap may grant loans (leningen verstrekken) only in accordance with the restrictions set out in Article 2:98c of the Dutch Civil Code, and may not provide security (zekerheid stellen), give a price guarantee (koersgarantie geven) or otherwise bind itself, whether jointly and severally or otherwise with or for third parties (zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden) with a view to (met het oog op) the subscription or acquisition by third parties of shares in its share capital or depository receipts. This prohibition also applies to its subsidiaries (dochtervennootschappen). It is generally assumed that a transaction entered into in violation of Article 2:98c of the Dutch Civil Code is null and void (nietig).

D.	The opinions expressed in this opinion letter may be limited or affected by:

a.	any applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws or procedures now or hereinafter in effect, relating to or affecting the enforcement or protection of creditors’ rights generally;

b.	the provisions of fraudulent preference and fraudulent conveyance (Actio Pauliana) and similar rights available in other jurisdictions to liquidators in bankruptcy proceedings or creditors;

c.	claims based on tort (onrechtmatige daad); and

d.	sanctions and measures implemented or effective in the Netherlands under the Sanctions Act 1977 (Sanctiewet 1977), or European Union regulations.

E.	As used in the opinion expressed in paragraph 2 of this opinion letter, the term “non-assessable”—which term has no equivalent in Dutch—means that a holder of a share will not by reason of merely being such a holder, be subject to assessment or calls by the Company or its creditors for further payment on such share.

F.	Under circumstances and unless an exemption applies, the awarding and/or exercise of Options could constitute the offering of securities to the public in the Netherlands, which is prohibited unless, with respect to that offering, a prospectus has been made generally available which has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or by another regulatory authority of another Member State of the European Economic Area. The Dutch Financial Supervision Act (Wet op het financieel toezicht) provides for an exemption from this prohibition in case of, inter alia:

a.	an offer of securities to less than 150 persons or entities who are not qualified investors (gekwalificeerde beleggers); or

b.	securities being offered, awarded or awardable by an employer or an entity, company or institution connected to such employer in a group to current or former members of the management board, current or former members of the supervisory board or current or former employees, provided that certain criteria are met.

G.	This opinion letter does not purport to express any opinion or view on the operational rules and procedures of any clearing or settlement system or agency.

We consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Sincerely yours,

/s/ NautaDutilh N.V.

NautaDutilh N.V.